April 13, 2010

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Tom Kluck

Erin E. Martin

Re:	Federal Realty Investment Trust (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 17, 2010

File No. 001-07533

Ladies and Gentlemen:

This letter responds to your letter dated April 8, 2010, providing comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2009

General

Comment 1:

We note that you have filed a proxy statement on March 24, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Response:

We acknowledge the Staff may have additional comments after review of the Company’s proxy statement filed on March 24, 2010.

Item 3. Legal Proceedings, page 26

Comment 2:

In future filings, please also disclose the name of the court in which the proceedings are pending. Refer to Item 103 of Regulation S-K for guidance.

Response:

In future filings, the Company will include the name of the court in which the proceedings are pending.

Exhibit Index

Comment 3:

Refer to the three credit agreements filed as exhibits 10.20, 10.24, and 10.36 to the Form 10-K. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Items 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe the agreements are no longer material to investors.

Response:

The Company will file the complete agreements in our first quarter 2010 Form 10-Q filing.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 998-8166.

Thank you for your consideration in these matters.

Sincerely,

/s/ Andrew P. Blocher
Andrew P. Blocher
Chief Financial Officer
Federal Realty Investment trust

cc:	Eric M. Green, Pillsbury Winthrop Shaw Pittman LLP

Kirk Rogers, Grant Thornton